EFES

03032598

File: 082-04144

October 01, 2003

Re: Rule 12g3-2(b) – Submission by Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

SEC MAIL PROCESSING RECEIVED OCT 03 2003 WASH. D.C. 187 SECTION

PROCESSED OCT 09 2003 THOMSON FINANCIAL

SUPPL

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the 1H2003 consolidated financial statements and the un-audited consolidated interim financial statements as of and for the period ending 30.06.2003 prepared in accordance with the requirements of International Financial Reporting Standards together with independent auditor's review report.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Volkan Harmandar
Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

dw 10/8

ANADOLU GRUBU

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.
Bahçelievler Mah. Adnan Kahveci Bulvarı No: 5 P.K. 1 34592 Bahçelievler - İstanbul
Tel: (0 212) 642 91 00 Faks: (0 212) 641 96 44

THE EFES BEVERAGE GROUP (ANADOLU EFES) HAS RELEASED ITS CONSOLIDATED INTERIM FINANCIAL RESULTS FOR 1H2003 PREPARED IN ACCORDANCE WITH IFRS

Snapshot

- **CONSOLIDATED REVENUES GREW BY 50% TO 342 MILLION USD**
  - **TURKEY BEER UP BY 53% TO 211 MILLION USD**
  - **INTERNATIONAL BEER UP BY 49% TO 106 MILLION USD**
  - **INTERNATIONAL COCA-COLA UP BY 32% TO 20 MILLION USD**
- **CONSOLIDATED COP GREW BY 93% TO 109 MILLION USD**
  - **TURKEY BEER UP BY 102% TO 80 MILLION USD**
  - **INTERNATIONAL BEER UP BY 40% TO 24 MILLION USD**
  - **INTERNATIONAL COCA-COLA UP BY 164% TO 4 MILLION USD**
- **CONSOLIDATED NET INCOME GREW FROM 33 MILLION USD TO 91 MILLION USD**

Efes Beverage Group

- The Efes Beverage Group ("EBG"), a system of companies producing and marketing beer, malt and soft drinks across a geography including Turkey, South East Europe and Central Asia, is one of the leading beverage systems in the region. The Group operates with 14 breweries, 4 malteries and 9 Coca-Cola bottling facilities in 10 countries and has an annual brewing capacity of around 1.8 billion liters, malting capacity of 150,000 tons and Coca-Cola bottling capacity of 420 million unit cases per year.

Consolidation Principles

- The un-audited consolidated interim financial results for 1H2003 prepared in accordance with International Financial Reporting Standards ("IFRS"- previously referred to as "IAS") also include the restatements based on IAS 29 (*Financial Reporting in Hyper-inflationary Economies*). Thus the TL figures of the income statement for the period ending 30.06.2002 and the balance sheet as of 31.12.2002 are also restated as of 30.06.2003 in the independent auditor's review report. On the other hand, in the attached financial results, 1H2003 results are shown in comparison with 1H2002 results and 1H2002 figures are presented in USD without restatement for a better comparison.

- The consolidation is composed of Anadolu Efes and its subsidiaries in which Anadolu Efes holds the majority stake; Efes Pazarlama (marketing, sales & distribution of beer products in Turkey), Tarbes (hops production in Turkey), Efes Sınai (Efes Invest – international Coca-Cola operations), Efes Breweries International (international beer operations) and Cypex (beer distribution in Northern Cyprus).

- The equity and net income attributable to minority shareholders are shown separately in the balance sheet and income statement, respectively.

- Coca-Cola İçecek ("CCI"), in which Anadolu Efes holds a 33.3% stake is accounted for by using the equity method based on CCI's IFRS financial statements, including IAS 29.

- Alternatifbank, majority stakes owned by the parent Anadolu Group in which Anadolu Efes has 8.2% share (direct & indirect), is carried as an investment

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/or you may contact;

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance & Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

in the consolidated financial statements.

- A brief summary of the USGAAP financial statements of CCI is presented as an attachment of this announcement.

Consolidated Results (Anadolu Efes)

- Anadolu Efes is listed in the Istanbul Stock Exchange (AEFES.IS) and is the holding company of the Efes Beverage Group's beverage interests as well as an operating company, under which Turkey beer operations are managed.

Revenue Breakdown


Int. Beer; 32%
Turkey Beer; 63%
Int. Coca-Cola; 6%

- Total **beer sales volumes** increased by 21% to 545 million litres. **Combined soft drink sales volumes**, including CCI, grew by 8% to 116 million unit cases.
- As a result of the strong growth in all business segments, **consolidated sales revenues** were up by 50% reaching 342 million USD.
- Gross Profit expansion in all segments led to a 59% increase of the **consolidated gross profit** to 190 million USD with a margin of 55% in 1H2003 vs 52% in 1H2002.

COP Breakdown


Int. Beer 22%
Turkey Beer 74%
Int. Coca-Cola 4%

- With significant margin expansion in Turkey beer and International Coca-Cola operations, **consolidated operating profit** grew by 141% to 70 million USD in 1H2003 with an improved margin of 21%.
- As a result **consolidated cash operating profit** ("COP") posted 93% growth and reached 109 million USD, consolidated COP margin increasing to 32% from 25% in 1H2002.
- **Consolidated net profit** increased by 177%, from 33 million USD in 1H2002 to 91 million USD in 1H2003, mainly attributed to foreign exchange gains in Turkey beer operations in addition to the outstanding operating performance.
- **Consolidated net financial debt** decreased to 106 million USD in 1H2003 from 133 million USD in 1H2002.

Turkey Beer Results

- **Domestic beer sales volumes** increased to 316 million litres, growing by 8% in 1H2003. Including the export volumes, **total sales volumes of our Turkey beer operations** grew by 9% to 330 million litres.
- In addition to remarkable operating performance, results of our Turkey beer operations also benefited the strong TL in 1H2003. **Sales revenues** grew by 53% to 211 million USD in 1H2003 from 138 million USD in 1H2002.
- **Gross profit** increased by 58% to 127 million USD, resulting in a gross profit margin expansion to 60%.
- In the absence of one time marketing expenses realized in 2002, operating expenses decreased to normal operating levels. Hence, **operating profit** grew by 156% to 58 million USD, operating profit margin improving to 28% in 1H2003 from 16% in 1H2002.
- Consequently, **COP** doubled to 80 million USD in 1H2003, with COP margin rising to 38% from 29% in 1H2002.
- As a result of significantly improved operating performance, strong TL and

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance & Investor Relations Manager)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

favorable economic conditions in 1H2003, **net income** almost quadrupled to 72 million USD.

- **Net financial debt**, on the other hand, decreased to 60 million USD in 1H2003 from 118 million USD in 1H2002.

International Beer Results (Efes Breweries International)

Sales Volume Breakdown


Moldova ; 16%
Russia; 58%
Ukraine; 2%
Romania ; 13%
Kazakh.; 11%

Revenue Breakdown


Kazakh. ; 9%
Romania; 8%
Ukraine; 1%
Moldova ; 8%
Russia; 74%

- Our international beer operations are conducted by Efes Breweries International ("EBI") established in the Netherlands. EBI had over 135% compounded volume growth over the past 4 years since the start of its operations and became a leading producer of quality and premium beers across a territory spanning from the Adriatic to China.
- EBI currently owns and operates 9 breweries and 2 malteries in Russia, Romania, Kazakhstan, Ukraine, Moldova and Serbia with a total annual capacity close to 9 million hectoliters of beer and 50,000 tons of malt.
- Our international beer operations continued to deliver strong growth. With significant organic growth and the acquisition of the Efes Vitanta Moldova Brewery in Moldova in 1H2003, **total sales volumes** increased by 46% to 215 million litres.
- Growth in **sales revenues** was at 49%, higher than the volume growth, reaching 106 million USD.
- **Gross profit** increased by 57% to 52 million USD with gross profit margin *rising to 49% in 1H2003.*
- Although **operating profit** increased by 24% to 14 million USD, there was a slight contraction in operating profit margin at 13% in 1H2003 from 15% in 1H2002, due to the start-up of two new green-field breweries in Russia and Kazakhstan, and the integration of the Efes Vitanta Moldova Brewery into the system.
- **COP** grew by 40% reaching 24 million USD, with a COP margin of 23% in 1H2003.
- **Net profit** increased to 13 million USD in 1H2003 from 9 million USD in 1H2002, mainly attributed to the foreign exchange gains due to the strong Russian Ruble and Kazakh Tenge, in addition to improved profitability from operations.
- As a result of the financing of the significant expansion in 2003, **net financial debt** increased to 39 million USD in 1H2003 from 12 million USD in 1H2002.

International Coca-Cola Results (Efes Invest)

- Our international Coca-Cola operations are conducted by Efes Invest, a listed company in both Istanbul (EFES.IS) and London Stock Exchanges (EFEZ).
- Efes Invest owns and operates 3 Coca-Cola franchises in Kazakhstan, Azerbaijan and Kyrgyzstan, in addition to Turkmenistan where the company is the largest shareholder, with an annual bottling capacity of 43 million unit cases.
- Growth of our international Coca-Cola operations further accelerated in 1H2003, **sales volumes** increasing by 34% to 10.3 million unit cases from 7.7 million unit cases in 1H2002. Consequently, average market share in the

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance & Investor Relations Manager)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

territories increased to 43% in 1H2003 from 41% in 1H2002.

Sales Volume Breakdown


Kyrgyzstan
10%
Kazakhstan
59%
31%
Azerbaijan

- **Sales revenues** grew by 32% to 19.5 million USD.
- Significant focus on the reduction of costs as well as improvements in employee productivity continued in 1H2003. As a result **gross profit** increased by 53% to 6.7 million USD, with gross profit margin improving to 34% in 1H2003 from 30% in 1H2002.
- Similarly, **operating profit** was 1.6 million USD in 1H2003 with 8% operating profit margin vs a breakeven operating profit in 1H2002.
- Consequently, increase in **COP** was substantial, at 164% from 1.5 million USD in 1H2002 to 3.9 million USD in 1H2003. COP margin was an impressive 20% in 1H2003 vs 10% in 1H2002.
- Although a breakeven income before tax is reached in 1H2003, 1.3 million USD of **net loss** was incurred, mainly attributed to reversal of deferred tax assets.
- **Net financial debt** was flat at 13 million USD.

CCI Results

- In 1H2003, **sales volumes** of CCI increased to 105 million unit cases, with 7% growth.
- **Sales revenues** of CCI, on the other hand, grew by 16% to 240 million USD.
- **COP**, on the other hand, increased by 48% to 51 million USD, attaining a margin of 21%.
- **Net financial debt** of CCI decreased to 114 million USD in 1H2003 from 132 million USD in 1H2002.

Outlook for FY2003

- Domestic sales volumes expected to grow over 600 million litres in our **Turkish Beer Operations** in 2003 with improved margins vs 2002.
- Sales volumes in our **International Beer Operations** expected to exceed 500 million litres in 2003 due to significant organic growth, start of production in two new breweries in Russia and Kazakhstan and acquisition of the Amstar and Pancevo Breweries in 2H2003.
- Momentum in the sales volume growth expected to continue with over 30% increase in our **International Coca-Cola Operations** together with substantially better profitability vs 2002.

You can view or download 1H2003 un-audited consolidated results of EBG (Anadolu Efes) prepared in accordance with the requirements of IFRS together with the independent auditor's review report from **http://www.efesbev.com/**

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance & Investor Relations Manager)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

ANADOLU EFES (Efes Beverage Group)
CONSOLIDATED INCOME STATEMENT
Prepared in accordance with IFRS
for the periods ended 30.06.2002 and 30.06.2003 (million USD)

	2002/06	2003/06
NET SALES	**228.2**	**342.5**
COST OF SALES	(108.7)	(152.6)
GROSS PROFIT	**119.5**	**189.8**
OPERATING EXPENSES	(90.3)	(119.6)
OPERATING PROFIT	**29.2**	**70.2**
Financial income/(expense),net	(4.2)	(0.2)
Foreign Exchange Gain (Losses),net	(11.0)	14.3
Other income/(expense),net	8.7	4.4
Income/(expense) from associates	0.7	8.8
Monetary Gain/(Loss) - net	16.5	12.7
PROFIT/(LOSS) before Tax	**39.8**	**110.2**
PROVISION FOR TAXES	(7.2)	(17.0)
NET PROFIT/(LOSS) before Minority Interest	**32.6**	**93.2**
Minority Interest	0.2	(2.3)
NET PROFIT/(LOSS)	**32.8**	**90.8**
Cash Operating Profit (COP)	**56.3**	**108.6**

Note 1: 2002/6 figures are presented in 2002/6 monetary terms.

Note 2: Net sales revenues and cost of goods sold are presented by excluding passive exports of Turkey Beer Division

Note 3: Coca-Cola İçecek (CCI), in which Anadolu Efes holds a 33,3% stake is accounted for by using the equity method based on the financial results of CCI prepared in accordance with IAS.

Note 4: Alternatifbank, majority stakes owned by the parent Anadolu Group, in which Anadolu Efes directly and indirectly has a shareholding of 8.2% is carried as an investment.

Note 5: COP comprises of operating profit, depreciation and other non-cash items up to operating profit

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance & Investor Relations Manager)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

ANADOLU EFES (Efes Beverage Group)
CONSOLIDATED BALANCE SHEET as of 30.06.2002 and 30.06.2003 (million USD)
Prepared in accordance with IFRS

	2002/06	2003/06
CASH AND CASH EQUIVALENTS	67.0	77.6
TRADE RECEIVABLES, net	100.7	144.3
DUE FROM RELATED PARTIES	7.2	8.1
INVENTORIES	53.1	63.3
PREPAYMENTS & OTHER CURRENT ASSETS	22.2	20.0
TOTAL CURRENT ASSETS	250.1	313.3
INVESTMENT IN ASSOCIATES	56.8	92.4
INVESTMENTS IN SECURITIES	32.5	35.5
PROPERTY,PLANT,EQUIPMENT	364.1	464.5
INTANGIBLE ASSETS	3.1	5.4
GOODWILL	78.3	107.8
DEFERRED TAX ASSET, NON-CURRENT	2.0	5.2
PREPAYMENTS & OTHER NON-CURRENT ASSETS	7.5	25.1
TOTAL NON-CURRENT ASSETS	544.3	735.9
TOTAL ASSETS	794.5	1049.1

	2002/06	2003/06
SHORT-TERM DEBT	17.3	44.6
CURRENT PORTION OF LONG-TERM DEBT	117.2	90.2
SHORT-TERM LEASE OBLIGATIONS	2.9	0.3
TRADE PAYABLES	70.8	58.9
DUE TO RELATED PARTIES	16.6	13.6
INCOME TAX PAYABLE	3.5	20.6
OTHER CURRENT LIABILITIES	30.1	52.4
TOTAL CURRENT LIABILITIES	258.5	280.6
LONG-TERM DEBT - NET OF CURRENT PORTION	65.4	48.5
LONG-TERM PORTION OF LEASE OBLIGATIONS	1.2	1.4
EMPLOYEE BENEFITS OBLIGATIONS	8.4	9.9
DEFERRED TAX LIABILITY	25.9	30.0
OTHER NON-CURRENT LIABILITIES	2.5	34.0
TOTAL NON-CURRENT LIABILITIES	103.4	123.8
MINORITY INTEREST	74.7	81.8
TOTAL EQUITY	357.9	562.9
TOTAL LIABILITIES & S.HOLDERS EQUITY	794.5	1,049.1

Note 1: 2002/6 figures are presented in 2002/6 monetary terms.

Note 2: Coca-Cola İçecek (CCI), in which Anadolu Efes holds a 33,3% stake is accounted for by using the equity method based on the financial results of CCI prepared in accordance with IAS.

Note 3: Alternatifbank, majority stakes owned by the parent Anadolu Group, in which Anadolu Efes directly and indirectly has a shareholding of 8.2% is carried as an investment.

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance & Investor Relations Manager)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

TURKISH BEER OPERATIONS
SUMMARY INCOME STATEMENT
for the periods ended 30.06.2002 and 30.06.2003 (m USD)

	2002/06	2003/06
Volume (m lt)	**303.4**	**330.5**
Net Sales	**137.7**	**210.6**
Gross Profit	**80.4**	**127.0**
Operating Profit	**22.7**	**58.1**
Financial Expenses - net	(1.4)	2.3
Foreign Exchange Gain (Losses),net	(11.0)	12.3
Other Income/(Expense) - net	(0.5)	0.9
Monetary Gain/(Loss) - net	13.9	12.8
PROFIT/(LOSS) before Tax	**23.8**	**86.4**
Provision for Taxes	(5.2)	(14.4)
NET PROFIT/(LOSS) before Minority Interest	**18.6**	**72.0**
Minority Interest	(0.0)	-
NET PROFIT/(LOSS)	**18.6**	**72.0**
Cash Operating Profit (COP)	**39.7**	**80.1**

Note 1: 2002/6 figures are presented in 2002/6 monetary terms. Anadolu Efes subsidiaries, excluding brewing subsidiaries in Turkey, are stated on cost basis in order to provide more comprehensive presentation.

Note 2: Net sales revenues and cost of goods sold are restated by excluding passive exports.

Note 3: COP comprises of operating profit, depreciation and other non-cash items up to operating profit.

Note 4: EBG headquarter expenses that are classified under "Operating Expenses" in the consolidated financial statements of the EBG are reclassified under "Other Expenses" in the results of the domestic beer operations.

TURKISH BEER OPERATIONS
HIGHLIGHTED BALANCE SHEET ITEMS
as of 30.06.2002 and 30.06.2003 (m USD)

	2002/06	2003/06
Cash and cash equivalents	7.9	36.9
Trade receivables - net	82.9	119.4
Inventories	26.6	31.3
Total current assets	**132.2**	**202.0**
Investment in associates	308.5	494.6
Property, plant and equipment at cost - net	139.6	188.3
Investments in securities	47.8	3.2
Total non-current assets	**501.0**	**710.8**
Trade payables	37.1	37.4
Short-term lease obligations	2.7	0.0
Short-term borrowings *(including current portion of long-term debt)*	105.5	79.1
Total current liabilities	**182.6**	**182.0**
Long-term debt - net of current portion	20.4	18.3
Long-term portion of lease obligations	0.0	0.2
Total non-current liabilities	**48.5**	**77.7**
Minority Interests	0.0	-
Shareholder's Equity	**402.1**	**653.1**
Total Assets	**633.2**	**912.8**

Note 1: 2002/6 figures are presented in 2002/6 monetary terms. Anadolu Efes subsidiaries, excluding brewing subsidiaries in Turkey, are stated on cost basis in order to provide more comprehensive presentation.

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/or you may contact;

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance & Investor Relations Manager)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

INTERNATIONAL BEER OPERATIONS
SUMMARY INCOME STATEMENT

for the periods ended 30.06.2002 and 30.06.2003 (m USD)

	2002/06	2003/06
Volume (m lt)	**146.7**	**214.7**
Net Sales	**71.5**	**106.2**
Gross Profit	**33.3**	**52.3**
Operating Profit	**11.1**	**13.7**
Financial Expenses - net	(1.7)	(2.5)
Foreign Exchange Gain (Losses),net	(0.3)	3.1
Other Income/(Expense) - net	(0.2)	0.7
Monetary Gain/(Loss) - net	2.5	-
PROFIT/(LOSS) before Tax	**11.3**	**15.0**
Provision for Taxes	(1.8)	(1.3)
NET PROFIT/(LOSS) before Minority Interest	**9.6**	**13.7**
Minority Interest	(0.7)	(0.8)
NET PROFIT/(LOSS)	**8.9**	**12.8**
Cash Operating Profit (COP)	**17.1**	**23.9**

Note 1: COP comprises of operating profit, depreciation and other non-cash items up to operating profit.

Note 2: Interbrew Efes Brewery in which Efes Breweries International holds 50% stake is accounted for by using proportionate consolidation.

Note 3: Figures for Efes Breweries International obtained from unaudited consolidated interim financial results prepared in accordance with IFRS together with auditor's review.

INTERNATIONAL BEER OPERATIONS
HIGHLIGHTED BALANCE SHEET ITEMS

as of 30.06.2002 and 30.06.2003 (m USD)

	2002/06	2003/06
Cash and cash equivalents	55.9	36.0
Trade receivables - net	12.8	21.3
Inventories	18.2	23.6
Total current assets	**104.6**	**98.7**
Investments in securities	3.1	1.7
Property, plant and equipment at cost – net	157.9	226.1
Other non-current assets	1.2	2.1
Total non-current assets	**166.0**	**237.6**
Trade payables	21.7	15.6
Short-term lease obligations	0.2	1.1
Short-term borrowings *(including current portion of long-term debt)*	25.5	45.9
Total current liabilities	**54.3**	**86.9**
Long-term debt – net of current portion	42.7	29.1
Long-term portion of lease obligations	1.2	4.8
Total non-current liabilities	**52.5**	**44.2**
Minority Interests	21.1	28.1
Shareholder's Equity	**142.6**	**177.1**
Total Assets	**270.6**	**336.3**

Note 1: Interbrew Efes Brewery in which Efes Breweries International holds 50% stake is accounted for by using proportionate consolidation.

Note 2: Figures for Efes Breweries International obtained from unaudited consolidated interim financial results prepared in accordance with IFRS together with auditor's review.

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance & Investor Relations Manager)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

INTERNATIONAL COCA-COLA OPERATIONS
SUMMARY INCOME STATEMENT

for the periods ended 30.06.2002 and 30.06.2003 (m USD)

	2002/06	2003/06
Volume (m U/C)	**7.7**	**10.3**
Net Sales	**14.8**	**19.5**
Gross Profit	**4.4**	**6.7**
Operating Profit	**(0.3)**	**1.6**
Financial Expenses - net	(0.3)	(0.1)
Foreign Exchange Gain (Losses),net	(0.6)	(0.7)
Other Income/(Expense) - net	0.0	(0.8)
Loss From Associates	(0.2)	(0.1)
PROFIT/(LOSS) before Tax	**(1.2)**	**(0.0)**
Provision for Taxes	(0.2)	(1.2)
NET PROFIT/(LOSS) before Minority Interest	**(1.5)**	**(1.2)**
Minority Interest	0.2	(0.2)
NET PROFIT/(LOSS)	**(1.2)**	**(1.3)**
Cash Operating Profit (COP)	**1.5**	**3.9**

Note 1: COP comprises of operating profit, depreciation and other non-cash items up to operating profit.

Note 2: Figures for Efes Invest obtained from unaudited consolidated interim financial results prepared in accordance with IFRS together with auditor's review report.

Note 3: Turkmenistan franchise, 33% subsidiary of Efes Invest, is consolidated equity basis. The net effects of distributed beer products are presented under "Other Operating Income".

INTERNATIONAL COCA-COLA OPERATIONS
HIGHLIGHTED BALANCE SHEET ITEMS

as of 30.06.2002 and 30.06.2003 (m USD)

	2002/06	2003/06
Cash and cash equivalents	2.9	3.2
Trade receivables - net	4.7	3.6
Inventories	8.3	8.4
Total current assets	**21.9**	**20.5**
Property, plant and equipment – net	66.2	49.6
Goodwill, net	-	1.5
Investments in associates	3.3	2.7
Total non-current assets	**73.9**	**60.2**
Trade and other payables	12.4	5.9
Short-term borrowings *(including current portion of long-term debt)*	13.9	14.8
Total current liabilities	**29.6**	**29.4**
Long-term debt – net of current portion	2.3	1.2
Total non-current liabilities	**2.4**	**1.6**
Minority Interests	7.2	5.8
Shareholder's Equity	**56.5**	**43.8**
Total Assets	**95.7**	**80.7**

Note 1: Figures for Efes Invest obtained from unaudited consolidated interim financial results prepared in accordance with IFRS together with auditor's review report.

Note 2: Turkmenistan franchise, 33% subsidiary of Efes Invest, is consolidated on equity basis.

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance & Investor Relations Manager)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

COCA-COLA İÇECEK (CCI)
SUMMARY USGAAP FINANCIALS
As of and for periods ended 30.06.2002 and 30.06.2003 (m USD)

	2002/06	2003/06
Volume (m U/C)	**99.0**	**105.4**
Net Sales	206.0	239.8
Cash Operating Profit (COP)	34.1	50.5
Shareholder's Equity	261.6	285.9
Total Assets	476.9	467.2
Net Financial Debt	131.5	114.0

Note 1: COP comprises of operating profit, depreciation and other non-cash items up to operating profit.

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance & Investor Relations Manager)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi and its Subsidiaries

Unaudited Consolidated Interim Financial Statements June 30, 2003 Together With Independent Auditors' Review Report

TABLE OF CONTENTS

ERNST & YOUNG

Güney S.M.M.M. A.Ş.
Büyükdere Cad. Beytem Plaza
No: 26 K: 9-10, 34381 - Şişli
İstanbul - Turkey

Phone: (212) 315 30 00
Fax : (212) 230 82 91
www.ey.com

INDEPENDENT AUDITORS' REVIEW REPORT

To the Board of Directors of
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

We have reviewed the accompanying consolidated interim balance sheet of Anadolu Efes Biracılık ve Malt Sanayii A.Ş. (The Company – a Turkish corporation) and its subsidiaries as of June 30, 2003 and the related consolidated income, changes in shareholders' equity and cash flow statements for the six-month period then ended all expressed in the equivalent purchasing power of Turkish Lira as of June 30, 2003. These consolidated interim financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these consolidated interim financial statements based on our review. We did not review the financial statements of Interbrew Efes Brewery S.A. (a jointly controlled entity incorporated in Romania) and Efes Vitanta Moldova Brewery S.A. (a wholly-owned subsidiary incorporated in Moldova), whose total assets as of June 30, 2003 and whose revenues for six-month period then ended, constituted 4 percent and 3 percent, respectively, of the related consolidated totals but were furnished with the report of other auditors of their review of those statements.

We conducted our review in accordance with the International Standard on Auditing applicable to review engagements. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

As of June 30, 2003, the Company has an available for sale investment carried at cost in the accompanying unaudited consolidated balance sheet amounting to TL 45,047 billion, which represents 8.24% of the share capital of Alternatifbank A.Ş., a bank which is controlled by the major shareholder of the Company. According to International Financial Reporting Standards, available for sale investments should initially be measured at cost and at fair value subsequent to initial measurement. The fair value of these shares at June 30, 2003 was TL8,640 billion based on the closing price on Istanbul Stock Exchange.

Efes Sınai Yatırım Holding A.Ş. (a subsidiary of the Company with effective shareholding of 51.88%) has incurred significant amount of tax losses as of June 30, 2003, and it is uncertain whether sufficient taxable profit will be available to utilize the deferred tax asset amounting to TL 1,706,060, included in the accompanying consolidated interim financial statements. Therefore, a valuation allowance is required according to International Accounting Standard 12, for such deferred tax asset.

Based on our review and the review report of other auditors, except for the effects of the matters discussed in the third and fourth paragraphs above, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements as of and for the six-month period ended June 30, 2003 are not presented fairly, in all material respects, in accordance with International Financial Reporting Standards.

Ernst & Young

September 17, 2003
İstanbul, Turkey

UNAUDITED CONSOLIDATED INTERIM BALANCE SHEET
As at June 30, 2003
(Currency – In millions of TL in equivalent purchasing power at June 30, 2003, thousands of USD, unless otherwise indicated)

	Notes	June 30, 2003 (unaudited) TL	June 30, 2003 (unaudited) USD	December 31, 2002 TL
ASSETS				
Current assets				
Cash and cash equivalents		109,801,244	77,231	104,999,978
Investments in securities		543,232	382	568,821
Trade receivables	19	205,157,409	144,303	106,827,002
Due from related parties	13	11,522,794	8,105	17,288,057
Inventories	18	89,934,802	63,258	95,625,511
Prepayments and other current assets		28,408,240	19,982	44,867,342
Total current assets		445,367,721	313,261	370,176,711
Non-current assets				
Investments in associates	8	131,419,500	92,437	124,789,819
Investments in securities	9	50,402,858	35,452	65,323,586
Property, plant and equipment	10	660,430,393	464,530	717,173,827
Goodwill	11	153,277,749	107,812	158,060,966
Other intangible assets	12	7,610,631	5,353	4,385,755
Prepayments and other non-current assets		35,658,475	25,081	34,262,638
Deferred tax assets		7,420,909	5,220	2,895,585
Total non-current assets		1,046,220,515	735,885	1,106,892176
Total Assets		1,491,588,236	1,049,146	1,477,068,887
LIABILITIES AND EQUITY				
Current liabilities				
Trade and other payables		158,144,238	111,235	139,926,261
Due to related parties	13	19,369,825	13,624	21,231,819
Income tax payable		29,357,393	20,649	11,068,870
Short-term borrowings	14	63,503,580	44,667	65,549,641
Current portion of long-term borrowings	14	128,610,046	90,461	184,772,382
Total current liabilities		398,985,082	280,636	422,548,973
Non-current liabilities				
Long-term borrowings – net of current portion	14	70,910,941	49,877	86,982,713
Employee termination benefits		14,061,676	9,891	17,172,710
Deferred tax liability		42,696,335	30,032	53,153,919
Other non-current liabilities		48,409,030	34,049	25,071,418
Total non-current liabilities		176,077,982	123,849	182,380,760
Minority interests		116,232,388	81,755	134,712,374
Equity				
Issued capital	6	313,038,011	220,183	313,038,011
Currency translation reserve		(59,310,457)	(41,717)	(3,490,891)
Legal reserves and accumulated profits		546,565,230	384,440	427,879,660
Total Equity		800,292,784	562,906	737,426,780
Total Liabilities and Equity		1,491,588,236	1,049,146	1,477,068,887

The accompanying policies and the selected explanatory notes on pages 6 through 21 form an integral part of the unaudited consolidated interim financial statements.

UNAUDITED CONSOLIDATED INTERIM INCOME STATEMENT
For the six-month period ended June 30, 2003
(Currency – In millions of TL in equivalent purchasing power at June 30, 2003, thousands of USD, unless otherwise indicated)

	Notes	June 30, 2003 (unaudited)		June 30, 2002 (unaudited)
		TL	USD	TL
Sales	13	**486,907,314**	**342,478**	469,715,499
Cost of sales	13	**(217,010,110)**	**(152,639)**	(226,743,191)
Gross Profit		**269,897,204**	**189,839**	242,972,308
Distribution and selling expenses	13	**(111,324,246)**	**(78,303)**	(120,147,718)
General and administration expenses	13	**(58,755,893)**	**(41,327)**	(63,518,549)
Profit from operations		**99,817,065**	**70,209**	59,306,041
Income from associates	8	**12,573,711**	**8,844**	1,333,850
Financial expense - net	13	**(264,783)**	**(186)**	(8,490,061)
Foreign exchange gains/ (losses) - net		**20,305,819**	**14,282**	(22,465,092)
Other income / (expense) - net	13	**6,245,107**	**4,393**	17,669,060
Gain on net monetary position		**18,047,164**	**12,694**	33,546,498
Profit before tax		**156,724,083**	**110,236**	80,900,296
Income tax		**(24,238,433)**	**(17,049)**	(14,582,439)
Profit from ordinary activities		**132,485,650**	**93,187**	66,317,857
Minority interest		**(3,338,564)**	**(2,348)**	320,977
Net income		**129,147,086**	**90,839**	66,638,834
Earnings per share (full TL)				
Basic		**2,574**		1,328
Diluted		**2,574**		1,328

The accompanying policies and the selected explanatory notes on pages 6 through 21 form an integral part of the unaudited consolidated interim financial statements.

UNAUDITED CONSOLIDATED INTERIM CHANGES IN SHAREHOLDERS' EQUITY STATEMENT

For the six-month period ended June 30, 2003

(Currency – In millions of TL in equivalent purchasing power at June 30, 2003, thousands of USD, unless otherwise indicated)

	Issued Capital		Currency Translation Reserve		Legal Reserves and Accumulated Profit		Total	
	TL	USD	TL	USD	TL	USD	TL	USD
Balances at January 1, 2002	313,038,011	220,183	27,799,483	19,553	321,660,517	226,248	662,498,011	465,984
Currency translation differences								
-amount arising in year	-	-	(2,438,383)	(1,715)	-	-	(2,438,383)	(1,715)
-to income statement on partial disposal of subsidiary	-	-	1,288,725	906	-	-	1,288,725	906
Net income	-	-	-	-	66,638,835	46,872	66,638,835	46,872
Balance at June 30, 2002	313,038,011	220,183	26,649,825	18,744	388,299,352	273,120	727,987,188	512,047

	Issued Capital		Currency Translation Reserve		Legal Reserves and Accumulated Profit		Total	
	TL	USD	TL	USD	TL	USD	TL	USD
Balances at January 1, 2003	**313,038,011**	**220,183**	**(3,490,891)**	**(2,455)**	**427,879,660**	**300,960**	**737,426,780**	**518,688**
Dividends declared	-	-	-	-	**(10,461,516)**	**(7,358)**	**(10,461,516)**	**(7,358)**
Currency translation differences								
-amount arising in year	-	-	**(55,792,459)**	**(39,243)**	-	-	**(55,792,459)**	**(39,243)**
-to income statement on partial disposal of subsidiary	-	-	**(27,107)**	**(19)**	-	-	**(27,107)**	**(19)**
Net income	-	-	-	-	**129,147,086**	**90,839**	**129,147,086**	**90,839**
Balance at June 30, 2003	**313,038,011**	**220,183**	**(59,310,457)**	**(41,717)**	**546,565,230**	**384,441**	**800,292,784**	**562,907**

The accompanying policies and the selected explanatory notes on pages 6 through 21 form an integral part of the unaudited consolidated interim financial statements.

UNAUDITED CONSOLIDATED INTERIM CASH FLOW STATEMENT
For the six-month period ended June 30, 2003
(Currency – In millions of TL in equivalent purchasing power at June 30, 2003, thousands of USD, unless otherwise indicated)

	June 30, 2003 (unaudited)	June 30, 2003 (unaudited)	June 30, 2002 (unaudited)
Continuing Operations:	**TL**	**USD**	TL
Cash flows from operating activities			
Net Income/ (loss) before monetary gain/loss	111,099,922	78,145	33,092,336
Adjustments for:			
Depreciation and amortization (including amortization of goodwill)	51,626,458	36,313	50,913,487
Provision for employee termination benefits	1,926,299	1,355	1,482,051
Foreign exchange (gain)/loss raised from loans	(19,975,891)	(14,051)	24,331,363
Interest income	(7,219,213)	(5,078)	(6,710,242)
Interest expense	7,323,444	5,151	13,336,029
Minority interest	3,338,564	2,348	(320,978)
Equity in income of associates	(12,573,711)	(8,844)	(1,333,850)
Provision for bad debt	987,397	695	1,403,471
Reversal of provision for bad debt	(255,926)	(180)	(2,736,013)
Provision for inventories	790,475	556	1,255,600
Reversal of provision for inventories	(24,169)	(17)	(3,599,842)
Impairment loss in property, plant and equipment	-	-	534,840
Gain on sale of shares in investments	(2,626,963)	(1,848)	(35,328,706)
Reserve for litigation risk	-	-	5,793,837
Reversal of provision for litigation	(23,289,533)	(16,381)	-
Loss on sale of investment in securities	9,511,975	6,690	-
Impairment in investment in securities	838,813	590	-
Dividend received from investment in securities	(73,721)	(52)	-
Other non-cash expenses	1,386,174	975	412,725
Provision for current taxation	34,081,093	23,972	12,635,620
Increase/(decrease) in deferred tax	(9,842,660)	(6,923)	1,946,819
Operating profit before changes in operating assets and liabilities	147,028,827	103,416	97,108,547
(Increase)/decrease in trade receivables and due from related parties	(105,936,280)	(74,513)	(110,337,634)
Net decrease in inventories	8,635,084	6,074	10,355,547
Net (increase)/decrease in other assets and liabilities	31,690,512	22,290	(16,606,893)
Increase/(decrease) in trade payables and due to related parties	54,031,575	38,004	71,955,913
Decrease in provisions	(2,202,863)	(1,549)	-
Employee benefits obligations paid	(3,266,158)	(2,297)	-
Interest paid	(9,954,231)	(7,002)	(14,608,700)
Taxes paid	(14,573,218)	(10,250)	(10,037,200)
Net cash provided by operating activities	105,453,248	74,173	27,829,580
Cash flows from investing activities:			
Purchase of property, plant and equipment and intangible assets	(66,020,355)	(46,437)	(68,090,263)
Proceed from sale of property, plant and equipment	8,171,850	5,748	2,072,264
Acquisition through subsidiary, net of cash acquired	(17,096,147)	(12,025)	-
Proceeds from sale of interest in subsidiaries	8,367,569	5,886	66,322,262
Proceeds from sale of/ (acquisition of) investment in securities	5,212,548	3,666	(131,146)
Capital increase of subsidiaries from minority shareholders	89,099	63	5,940
Payments to acquire minority interests	(991,198)	(697)	-
Dividend received from investment in associates	4,699,933	3,306	-
Interest received	7,219,213	5,078	6,423,967
Net cash used in investing activities	(50,347,488)	(35,412)	6,603,024
Cash flows from financing activities:			
Proceeds from short-term and long-term debt	66,721,090	46,930	168,629,430
Repayment of short-term and long-term debt	(68,107,983)	(47,905)	(145,887,545)
Net increase/(decrease) in lease obligations	(2,449,602)	(1,723)	4,335,749
Dividends paid	(10,461,516)	(7,358)	-
Net cash (used in)/provided by financing activities	(14,298,011)	(10,056)	27,077,634
Monetary loss on cash and cash transactions and currency translation differences	(36,006,484)	(25,326)	(12,712,302)
Net increase/(decrease) in cash and cash equivalents	4,801,265	3,378	48,797,936
Cash and cash equivalents at beginning of period	104,999,978	73,854	87,414,708
Cash and cash equivalents at end of period	109,801,244	77,231	136,212,644

The accompanying policies and the selected explanatory notes on pages 6 through 21 form an integral part of the unaudited consolidated interim financial statements.

(Currency – In millions of TL in equivalent purchasing power at June 30, 2003, thousands of USD, unless otherwise indicated)

1. CORPORATE INFORMATION

General

Anadolu Efes Biracılık ve Malt Sanayii A.Ş. (a Turkish corporation – Anadolu Efes, the Company) was established in İstanbul in 1966. Certain shares of Anadolu Efes are listed on the İstanbul Stock Exchange. The registered office address of the Anadolu Efes is located at Bahçelievler Mahallesi Adnan Kahveci Bulvarı No:5 Bahçelievler- İstanbul.

The unaudited consolidated interim financial statements of the Company are authorized for issue by the management on September 17, 2003.

Nature of Activities of the Company/Group

The operations of Anadolu Efes and its subsidiaries (the Group) consist of production of beer under a number of trademarks and bottling of soft drinks under Coca-Cola trademark and production and marketing of some other local trademarks. The Group own and operate nine beer factories (five in Turkey and four in other countries), three malt production facilities (two in Turkey and one in Kazakhstan) and three Coca-Cola bottling plants (in other countries). The Group has a joint control over a brewery in Romania. In addition, the Group has minority stake and management control over a bottling plant in Turkmenistan and a malt production facility in Russia.

2. LIST OF SUBSIDIARIES

The subsidiaries included in consolidation and their shareholding percentages at June 30, 2003 and December 31, 2002 were as follows:

	Place of Incorporation	Principal Activities	% Equity Interest	
			June 30, 2003	December 31, 2002
Efes Breweries International N.V. (formerly known as Efes Breweries International B.V.) (EBI) (*) (**)	The Netherlands	Facilitating investments in breweries	**84.96**	86.96
ZAO Moscow-Efes Brewery (Efes Moscow) (***)	Russia	Production and marketing of beer	**63.30**	64.79
Efes Pazarlama ve Dağıtım Ticaret A.Ş. (Ef-Pa)	Turkey	Marketing and distribution company of the Group in Turkey	**100**	100
Efes Sınai Yatırım Holding A.Ş. (Efes Sınai) (****)	Turkey	Facilitating investments in soft drinks	**51.88**	51.88
Efes Invest Holland B.V. (Efes Holland)	The Netherlands	Investment company of Efes Sınai	**51.88**	51.88
Azerbaijan Coca-Cola Bottlers LLC (Azerbaijan CC) (Formerly known as Baku Coca Cola Bottlers Ltd.) (*)	Azerbaijan	Production, bottling, distribution and selling of Coca Cola products	**46.64**	45.68
J.V.Coca Cola Almaty Bottlers Limited Liability Partnership (Almaty CC)	Kazakhstan	Production, bottling, distribution and selling of Coca-Cola and distribution of Efes products	**44.83**	44.83
Coca-Cola Bishkek Bottlers C.J.S.C. (Bishkek CC) (*)	Kyrgyzstan	Production, bottling, distribution and selling of Coca-Cola and distribution of Efes products	**46.69**	44.81
Efes Ukraine Brewery (Efes Ukraine) (***)	Ukraine	Production and marketing of beer	**43.33**	44.35
Tarbes Tarım Ürünleri ve Besicilik Sanayi Ticaret A.Ş. (Tarbes)	Turkey	Providing hops (major ingredient of beer) to the breweries of the Group	**99.75**	99.75

(Currency – In millions of TL in equivalent purchasing power at June 30, 2003, thousands of USD, unless otherwise indicated)

2. LIST OF SUBSIDIARIES (continued)

	Place of Incorporation	Principal Activities	% Equity Interest	
			June 30, 2003	December 31, 2002
CJSC Efes Karaganda Brewery (Efes Karaganda) (***)	Kazakhstan	Production and marketing of beer	**84.96**	86.96
Euro-Asian Brauerein Holding GMBH (Euro Asian) (***)	Germany	Investment Company of EBI	**84.96**	86.96
Cypex Co. Ltd. (Cypex)	Northern Cyprus	Marketing and distribution of beer	**90**	90
Efes Romania Industrie Si Comert S.A. (ERIC) (in liquidation) (***)	Romania	Distribution of Beer	**84.97**	86.97
Efes Productie S.R.L. (Efes Productie) (in liquidation) (***)	Romania	Distribution of Beer	**89.17**	90.57
Coca Cola Kuban Bottlers A.O. (Kuban)	Russian Federation	Dormant company	**51.88**	51.88
Tonus Open Joint Stock Company (Tonus)	Kazakhstan	Investment company of Efes Sınai	**46.52**	46.52
Rostov Beverage C.J.S.C. (Rostov) (Formerly known as Coca Cola Rostov Bottlers C.J.S.C.)	Russian Federation	Ceased production in 2000 and leased its plant to Efes Moscow	**51.88**	51.88
Anadolu Efes Technical and Management Consultancy N.V. (AETMC)	Netherlands Antilles	Providing technical assistance	**99.75**	99.75
Efes Holland Technical Management Consultancy B.V. (EHTMC)	The Netherlands	Providing technical assistance	**99.75**	99.75
ACCB Limited Liability Partnership (ACCB) (Formerly known as Astana CC Bottlers LLP)	Kazakhstan	At construction stage, but ceased construction in 1998.	**51.88**	51.88
Interbrew Efes Brewery S.A (Interbrew Efes) (***) (*****)	Romania	Production of beer	**42.47**	43.48
Efes Vitanta Moldova Brewery S.A. (Efes Vitanta) (*)	Moldova	Production and marketing of beer, soft drinks, low alcoholic drinks and mineral water	**81.99**	-
Efes Commerce d.o.o Belgrade (Efes Commerce) (*)	Yugoslavia	Production and marketing of beverages	**84.96**	-

(*) Refer Note 5 for more detailed information.
(**) In June 2003, the articles of association were changed and EBI transformed its legal status from a B.V. into a N.V.
(***) As discussed in Note 5, the shareholding percentage of the Company at EBI has decreased from 86.96% to 84.96%. Therefore, the Group's indirect shareholding decreased at these subsidiaries.
(****) Shares are currently traded on the İstanbul Stock Exchange and the London Stock Exchange.
(*****) Proportionally consolidated.

(Currency – In millions of TL in equivalent purchasing power at June 30, 2003, thousands of USD, unless otherwise indicated)

3. ENVIRONMENTS AND ECONOMIC CONDITIONS OF SUBSIDIARIES

The countries in which the consolidated subsidiaries are operating, have undergone substantial, political and economical changes in the recent years. Accordingly such markets do not possess well-developed business infrastructures and the operations in such countries might carry risks, which are not typically associated with those in more developed markets. Uncertainties regarding the political, legal, tax and / or regulatory environment, including the potential for adverse changes in any of these factors, could significantly affect the subsidiaries' ability to operate commercially.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In the preparation of financial statements of the Group, the same accounting policies and methods of computation, except for the changes stated below, are followed in the interim financial statements as compared with the most recent annual financial statements.

Changes in Accounting Policies and Estimates

In 2003, as a result of a review of the useful lives and depreciation methods applied to items of property, plant and equipment, management of Azerbaijan CC, Bishkek CC and Almaty CC came to the conclusion that there has been a significant change in the expected pattern of economic benefits from equipment used in the production operations of the companies. The remaining lives of its machinery and equipment is revised from "unit case production method" to straight-line depreciation method (15 years), and the corresponding change in depreciation lives has been accounted for as a change in accounting estimate. This change increased the depreciation charge for 2003 by approximately TL 860,139 after related income taxes.

Reclassification on 2002 Financials

The Group has made certain reclassifications (without influence on equity and results) in the consolidated financial statements as of December 31, 2002 and unaudited consolidated interim financial statements as of June 30, 2002 to be consistent with the current period presentation.

5. CHANGES IN GROUP'S ORGANIZATION

Acquisitions

On January 27, 2003, EBI purchased 96.5% (effectively 81.99% for the Group) shares of Efes Vitanta (formerly known as JV Vitanta-Intravest prior to acquisition). The excess of purchase price over the fair values of the net assets acquired was TL 4,774,496 and has been recorded as goodwill in the unaudited consolidated interim balance sheet as of June 30, 2003. For the six-month period ended June 30, 2003, Efes Vitanta contributed sales and net income of TL 12,697,354 and TL 1,612,227, respectively to the unaudited consolidated interim income statement.

At Efes Vitanta acquisition, the Company has applied IAS 22 -Accounting for Business Combinations, "allowed alternative treatment" in determination of the amount of the minority interest. The Group stated the minority interest at the minority's proportion of the fair values of the identifiable assets and liabilities of Efes Vitanta.

(Currency – In millions of TL in equivalent purchasing power at June 30, 2003, thousands of USD, unless otherwise indicated)

5. CHANGES IN GROUP'S ORGANIZATION (continued)

The fair value of the identifiable assets and liabilities of Efes Vitanta acquired are :

Cash and cash equivalents	158,181
Trade receivables	582,904
Inventories-net	3,710,681
Other current assets	390,972
Investments	206,149
Property, plant and equipment-net	15,711,395
Intangible assets-net	169,184
Other non-current asset	33,751
Trade and other payables	(2,890,351)
Short-term loans	(206,149)
Long term loans	(4,044,785)
Deferred tax liability	(891,417)
Fair value of net assets	**12,930,515**
Net assets acquired	**12,479,832**
Goodwill (Note 11)	4,774,496
Total purchase consideration	**17,254,328**

Purchase :

Cash paid	17,074,821
Costs associated with the acquisition	179,507
Total purchase	**17,254,328**

The cash outflow on acquisition is as follows:

Net cash acquired with subsidiary	158,181
Cash paid	17,254,328
Net cash outflow	**17,096,147**

On April 23, 2003, EBI incorporated a new subsidiary, Efes Commerce, in Belgrade, Yugoslavia, with a capital of TL 28,434.

During the six-month period ended June 30, 2003, Efes Sınai has paid the share capital commitment of Ilchin Ltd., which is a shareholder of Azerbaijan CC, amounting to TL 744,980 to purchase 1.86% shares of Azerbaijan CC. Goodwill arising from this transaction amounting to TL 354,008 is included in the unaudited consolidated financial statements. Consequently, the effective shareholding percentage of the Group in Azerbaijan CC has increased from 45.68% to 46.64% in 2003.

(Currency – In millions of TL in equivalent purchasing power at June 30, 2003, thousands of USD, unless otherwise indicated)

5. CHANGES IN GROUP'S ORGANIZATION (continued)

During the six-month period ended June 30, 2003, Efes Sınai purchased 3.62% shares of Bishkek CC owned by Kyrghztemir for a price of TL 355,429. Negative goodwill arising from this transaction amounting to TL 247,379 is included in the unaudited consolidated financial statements. Consequently, the effective shareholding percentage of the Group in Bishkek CC has increased from 44.81% to 46.69% in 2003.

Disposal

Following the resolution of the Board of Directors of Efes Breweries to increase its share capital by TL 4,568,001 in cash, the International Institutional Investors, under the leadership of the Southeast Europe Equity Fund (management by Soros Private Equity Funds) used their call option to purchase additional 2% shares in Efes Breweries which was granted to them under the provision of 'Share Subscription and Share Retention Agreement' which was signed during the share capital increase of EBI in 2002. The Company, through its Board of Directors resolution dated March 14, 2003, did not use its pre-emptive rights in the share capital increase of Efes Breweries, and consequently its shareholding percentage decreased to %84,96. The international institutional investors include Emerging Markets Management, European Bank of Reconstruction and Development (EBRD), Templeton Strategic Emerging Markets Fund, which is under the management of Franklin Templeton Investment, Keough Partners and Stichting A-Star Management Group. As a result of this transaction, TL 2,626,963 of income is reflected as other income in the unaudited consolidated interim income statement.

6. SHARE CAPITAL

	June 30, 2003	December 31, 2002
	Number of shares	Number of shares
Common shares, TL 1,000 (full), par value.		
Authorized	**200,000,000,000**	200,000,000,000
Issued and outstanding	**50,167,474,786**	50,167,474,786

As of June 30, 2003 and 2002, the Company's historical subscribed and issued capital was TL50,167 billion (historical terms).

As of June 30, 2003 and 2002, the composition of shareholders and their respective percentage of ownership can be summarized as follows:

	June 30, 2003		December 31, 2002	
	Amount	**%**	Amount	%
Yazıcılar Holding A.Ş. (Yazıcılar A.Ş.)	**14,933,752**	**29.77**	14,933,752	29.77
Anadolu Endüstri Holding A.Ş. (AEH)	**3,934,463**	**7.84**	3,934,463	7.84
Özilhan Sınai Yatırım A.Ş.	**8,681,368**	**17.30**	8,681,368	17.30
Publicly traded and other	**22,617,892**	**45.09**	22,617,892	45.09
	50,167,475	**100.00**	50,167,475	100.00
Restatement effect	**262,870,536**		262,870,536	
	313,038,011		313,038,011	

Share capital in the consolidated balance sheet represents cash contributions to share capital restated in year-end equivalent purchasing power.

(Currency – In millions of TL in equivalent purchasing power at June 30, 2003, thousands of USD, unless otherwise indicated)

6. SHARE CAPITAL (continued)

Dividends

Cash dividend declared and authorized in 2003 and 2002 were as follows :

	June 30, 2003	June 30, 2002
Common shares		
dividends 200 (full TL) per share: (2002 : nil per share)	**10,033,495**	-

The Company also distributed dividend amounting to TL 428,021 to the members of the Board of Directors and founders of the Company in 2003.

7. COMMITMENTS AND CONTINGENCIES

Export Commitment

The Company has committed to make exports amounting to TL7,392,928 in relation to certain custom duty exemptions. As of June 30, 2003, the Company has fulfilled TL 5,729,520 of this commitment.

Letters of Guarantee and Mortgages Given

As of June 30, 2003 and 2002, the commitments that are not included in the liabilities, consists of letters of guarantee given to banks, suppliers and customs offices.

	June 30, 2003	June 30, 2002
Letters of Guarantee Given	**3,836,833**	4,537,554
Mortgages Given	**2,495**	14,498,072
	3,839,328	19,035,626

Deferral of tax payments

During 2001 Efes Moscow signed an agreement with the Russian tax authorities regarding deferral of payment of its tax liabilities. The deferred portion of taxes payable of TL 2,199,396 as of June 30, 2003 (2002-TL 2,370,002) and which will be paid in a period between 2003-2011, is presented as other non-current liabilities in the consolidated balance sheet as of June 30, 2003. Under the provisions of the agreement referred to above, Efes Moscow is obliged to repay its taxes payable in accordance with the pre-determined repayment schedule. Non-compliance with this schedule will be considered an event of default, and the full amount of tax liabilities currently classified as non-current will become due and payable on demand.

Put options

- Efes Ukraine

A put option has been granted to Invesco Funds, which is related to Efes Ukraine's minority shareholder, by EBI, that may be exercisable between the 3rd and the 10th anniversary of the re-structuring date of Efes Ukraine's share capital. By such put option, Invesco Funds will be entitled to sell its Efes Ukraine shares (such shares which will be owned by Invesco Funds at the time such option becomes exercisable) to EBI at an option price, which will be determined by an independent investment bank.

(Currency – In millions of TL in equivalent purchasing power at June 30, 2003, thousands of USD, unless otherwise indicated)

7. COMMITMENTS AND CONTINGENCIES (continued)

- **Efes Moscow**

A put option has been granted to the EBRD by EBI that may be exercisable between the 7th and the 10th anniversary of the date of the EBRD's first subscription in the share capital of Efes Moscow. By such put option, the EBRD will be entitled to sell its Efes Moscow shares to EBI at an option price determined by an independent investment bank.

- **Ef-Pa**

With respect to the allocation of the increased capital of EBI to international corporate investors, a put option has been granted to the international corporate investors by Ef-Pa, a subsidiary. The put option may be exercisable if an Initial Public Offering of EBI on a prominent European Stock Exchange, with a value generating minimum 7% compounded annual return on the aggregate investment amounts made by the investors in EBI does not take place at any time prior to the 28th month after the international corporate investors become a shareholder of EBI. The put option may be exercisable within three consecutive months commencing on the 28th month after the international corporate investors become a shareholder of EBI. By such put option, the international corporate investors are entitled to sell all EBI's shares owned by them to Ef-Pa, that would generate a compounded annual return of 7% on the aggregate investment amounts made by the investors in EBI.

Obligation to complete the production facilities

- **Efes Moscow and Efes Karaganda**

In relation with financing of the new brewery constructed in Almaty by Efes Karaganda and for the capacity increase of Efes Moscow, the related companies have obtained loans from EBRD and the Company has undertaken completion of the related projects together with EBI. The undertaking in question is not related with reimbursement of related loans, but only completion of the related projects. The upper limit for Efes Karaganda is TL 14,217,170 and for Efes Moscow although the limit is not specified in the contract, it is the limit of the project amount, which is TL 24,169,189. Currently, the technical investment concerning the increase of capacity by Efes Moscow is completed.

Pledges

- **Almaty CC**

Related to the loan issued by Demirbank Kazakhstan (as per the General Credit Line Agreement #12 dated October 14, 1999) to Almaty CC, amounting to TL 3,006,931, there is a pledge agreement with Demirbank Kazakhstan on collateral of Almaty CC's goods amounting to TL 2,960,015 for this loan.

- **Azerbaijan CC**

There is an arrangement to pledge assets of Azerbaijan CC in connection with the debt (TL 5,440,911) to Varoise De Concentres S.A. amounting to TL 4,887,863; TL 1,680,469 on coolers, TL 46,917 on premix dispensers, TL 51,182 on premix tanks, TL 3,109,295 on sidel pet-blowings.

Covenants

In accordance with Azerbaijan CC's loan agreement with IFC, Azerbaijan CC has certain covenants to fulfill during its long term debt period, notably limitations on acquiring short term debt, the paying of dividends, and the granting of lines and other commitments given to third parties. Additionally, IFC, Efes Sınai and Azerbaijan CC have signed a Capital Retention Agreement which requires Efes Sınai to retain at least a 51% interest in the share capital of Azerbaijan CC.

(Currency – In millions of TL in equivalent purchasing power at June 30, 2003, thousands of USD, unless otherwise indicated)

8. INVESTMENTS IN ASSOCIATES

			June 30, 2003			December 31, 2002		
Entity	Principle Activities	Country of Business	Carrying Value	% Equity Interest	Group's share of income/ (loss)	Carrying Value	% Equity Interest	Group's share of income/ (loss)
Coca Cola İçecek A.Ş. (CCI)	Production of soft drinks with Coca-Cola trademarked beverages in Turkey.	Turkey	127,552,430	33.33	12,725,835	119,526,529	33.33	12,312,041
Turkmenistan CC	Importing, bottling, distribution and selling of Coca-Cola products	Turkmenistan	3,867,070	17.25	(152,124)	5,263,290	17.25	(876,607)
Total			131,419,500		12,573,711	124,789,819		11,435,434

9. INVESTMENTS IN SECURITIES

	% Equity Interest	June 30, 2003	% Equity Interest	December 31, 2002
Alternatifbank (*)	8.24	45,046,998	9.72	44,973,277
ZAO Mutena Maltery (Mutena Maltery) (**)	18.29	3,734,402	18.51	4,340,381
AOA Knyaz Rurik (Knyaz Rurik)	-	-	14.54	15,349,159
ACCB (***)	51.88	1,066,288	-	-
Kuban (***)	51.88	533,144	-	-
Others		860,839		660,769
Less impairment for ACCB and Kuban (***) (****)		(838,813)		
Total available-for-sale investments – non-current		**50,402,858**		65,323,586

(*) At the Board of Directors meeting of Alternatifbank on November 28, 2002, it was resolved to perform an increase in its statutory share capital from TL160,000,000 (in historical amount) to TL200,000,000; TL32,000,000 of which was in cash. The Company decided not to use its pre-emptive right for its share of the increased amount at the Board of Directors Meeting held on January 27, 2003. Consequent to the approval of the capital increase, the shareholding percentage of the Group in Alternatifbank decreased to 8.24%. In 2003, Alternatifbank distributed bonus shares amounted to TL 73,721.

(**) *Since the Company's effective shareholding in EBI decreased from 86.96% to 84.96% (refer to Note 5),* the Group's indirect participation percentage in this investment is also decreased.

(***) Refer to Note 4.

(****) This impairment is reflected in other expense account in the unaudited consolidated financial statements.

Available for sale investments (except for Alternatifbank) are carried at cost, since these investments do not have a quoted market price in an active market and its fair value cannot be realiably measured by alternative valuation methods.

In 2003, the Group sold its total investment in Knyaz Rurik OAO (14.54%) for a value of TL 5,212,548 As a result of this transaction, the Group recognized a loss amounting to TL 9,511,975 in the income statement as other income.

(Currency – In millions of TL in equivalent purchasing power at June 30, 2003, thousands of USD, unless otherwise indicated)

10. PROPERTY, PLANT AND EQUIPMENT

For the six-month period ended June 30, 2003, acquisitions and disposals of property, plant and equipment are as follows :

	Acquisition through subsidiary acquired (net)	Additions (Including interest capitalized)	Disposals (net)	Transfers
Land and Land Improvements	385,001	176,525	374,794	-
Buildings	4,056,594	1,622,323	-	2,036
Infrastructure	808,714	27,288	-	111,618
Machinery and equipment	8,847,530	3,382,121	3,102,027	31,708,249
Motor vehicles	453,575	2,577,507	2,888,026	122,201
Furniture and fixtures	176,873	18,133,773	918,017	18,428
Other tangible assets	836,033	1,108,341	3,969	396,221
Leasehold Improvements	-	1,771	222,456	-
Construction in progress	147,075	35,412,837	653,270	(32,422,770)
Others		1,610,747	9,291	-
	15,711,395	**64,053,233**	**8,171,850**	**(64,017) (*)**

(*) This amount represents transfers to intangible assets. (Refer to Note 12).

1) Borrowing costs

Borrowing costs capitalized as property, plant and equipment amounted to TL 420,828 and TL 244,535 during the six-month periods ended June 30, 2003 and June 30, 2002, respectively.

2) Impairment losses

As of June 30, 2003 and December 31, 2002, there is no impairment loss recognized in the consolidated interim income statement.

3) Pledge on tangible assets

Refer to Note 14 for pledge on tangible assets.

11. GOODWILL

	Acquisition through subsidiary acquired	Additions	Transfers
Goodwill	-	4,881,125	-
	-	**4,881,125**	-

(Currency – In millions of TL in equivalent purchasing power at June 30, 2003, thousands of USD, unless otherwise indicated)

12 INTANGIBLE ASSETS

	Acquisition through subsidiary acquired, (net)	Additions	Transfers
Rights	-	1,857,910	64,017
Other intangible assets	169,184	2,403	-
	169,184	**1,860,313**	**64,017 (*)**

(*) This amount represents transfers from construction-in-progress. (Refer to Note 10).

13. RELATED PARTY BALANCES AND TRANSACTIONS

For the purposes of the unaudited consolidated interim financial statements, the shareholders of the Company and its consolidated subsidiaries or their associates and the companies, which are identified to be controlled by/associated with them, are referred to as related parties.

(1) Balances with Related Parties

Balances with related parties are separately classified in the financial statements.

(2) Transactions with Related Parties

The most significant transactions with related parties during the six-month period ended June 30, 2003 are as follows:

<u>a) Purchases of property, plant and equipment</u>	
Anadolu Motor Üretim ve Pazarlama A.Ş. (1)	4,974
Oyex GMBH(1)	4,107
	9,081
<u>b) Purchases of goods and other charges:</u>	
Mutena Maltery (2)	7,240,610
AEH (5)	5,306,921
Oyex GMBH(1)	3,356,786
AEH Münih (1)	2,641,910
Varoise de Concentres S.A. (3)	1,862,449
A Leasing (1)	1,148,699
Efes Tur (1)	350,369
Anadolu Isuzu (1)	217,773
Çelik Motor Ticaret A.Ş. (1)	119,010
Others	129,593
	22,374,120

(Currency – In millions of TL in equivalent purchasing power at June 30, 2003, thousands of USD, unless otherwise indicated)

13. RELATED PARTY BALANCES AND TRANSACTIONS (continued)

c) Financial income/(expense), net:	
Alternatifbank (2)	1,634,208
AEH (5)	(424,918)
Interbrew Efes (4)	74,540
Others	49,267
	1,333,097

d) Sales of goods and services included in other income:	
CC Astana (3)	2,532,078
Mutena Maltery (2)	1,082,362
CC Shymkent (3)	362,538
AEH (5)	96,519
Others	277,606
	4,351,103

(1) Related party of AEH, a shareholder.
(2) Available for sale investment of the Company
(3) A related party of Efes Sınai.
(4) A jointly controlled entity.
(5) The shareholder of the Company.

14. BORROWINGS

For the six-month period ended June 30, 2003, additions, and repayments of borrowings are as follows:

	Short-Term	Long-Term
Balance as of December 31, 2002	65,549,641	271,755,095
Additions	34,056,366	32,664,724
Additions through subsidiary acquired	206,149	4,044,785
Interest capitalized on fixed assets	110,894	309,936
Interest expense	1,983,985	5,339,459
Repayments, including interest payments	(27,053,039)	(53,879,605)
Foreign exchange (gain)/ loss	1,366,340	(21,342,231)
Monetary gain/ (loss)	(12,716,756)	(39,371,176)
Total	63,503,580	199,520,987
Less: current portion		(128,610,046)
Long-term debt net-of current portion		70,910,941

(Currency – In millions of TL in equivalent purchasing power at June 30, 2003, thousands of USD, unless otherwise indicated)

14. BORROWINGS (continued)

Guarantees and collateral given for the loans:

- Short-term deposit of EBI amounting to TL 16,773,417,
- Property, plant and equipment of EBI and its subsidiaries amounting to TL 30,999,117,
- Pledge on the receivables of TL 8,959,661,
- Efes Moscow's immovable and movable properties, including inventory balances; the assignment of the rights regarding insurance coverage in respect of the Efes Moscow's property,
- All shares of Efes Moscow and Efes Karaganda held by EBI,
- The ability of Efes Moscow and Efes Karaganda to declare dividends are subject to prior consent of the EBRD under the provisions of the loan agreements,

15. PROVISIONS

The Company benefited from Tax Amnesty Law for the ongoing Value Added Tax (VAT) disputes in relation with the intermediary exports realized in 1998 by the Company and Ege Biracilik ve Malt Sanayii A.Ş. and Güney Biracilik ve Malt Sanayii A.Ş. that the Company has merged in 2000 through takeover. As of December 31,2002 there were also foreign exchange lawsuits filed within the scope of the foreign exchange legislation related with the stated intermediary exports, and the Company, has provided a reserve for its potential liability within this scope as TL 26,908,749 which was reflected at the date of related balance sheet. However, because of the amendments in the Law No. 1567, issued in the Official Gazette dated August 6, 2003 and numbered 25121, the Company recalculated its provision amount as TL 843,874 as of June 30, 2003 and reflected related amount in 'Trade and Other Payables-Current' account. Provision for tax and claims no longer required amounting to TL 23,289,533 was reflected in other income and TL 2,775,342 was reflected as monetary gain in the unaudited consolidated statement of income for the period ended June 30, 2003.

16. FINANCIAL INSTRUMENTS

<u>Financial Risk Management</u>

Financial risk management objectives and policies

The Group's principal financial instruments, other than derivatives, comprise bank borrowings, finance leases, cash and short-term deposits and marketable securities. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial instruments such as trade debtors and trade creditors, which arise directly from its operations.

The main risks arising from the Group's financial instruments are interest rate risk, liquidity risk, foreign currency risk, price risk, cash flow risk, market risk and credit risk. The board / management reviews and agrees policies for managing each of these risks and they are summarised below. The Group also monitors the market price risk arising from all financial instruments.

Credit risk

The Company and its subsidiaries are generally raising funds by liquidating their short-term financial instruments such as collecting their receivables. The Group's proceedings from these instruments generally approximate their fair values.

The Group's credit risk is primarily attributable to its trade receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by the Group's management based on prior experience and the current economic environment.

16. FINANCIAL INSTRUMENTS (continued)

Price risk

The Company and its subsidiaries are exposed to exchange rate fluctuations due to the nature of their businesses. The companies' imports and exports are in US Dollars and European currencies. These currencies strengthening against the subsidiaries' local currencies have an adverse effect on the Group's results. Certain parts of the interest rates related to borrowings are based on market interest rates; therefore the Company and its subsidiaries are exposed to interest rate fluctuations on domestic and international markets. The Company and its subsidiaries do not have any hedging transactions to limit currency and interest rate risks.

Interest rate risk

The Group mainly enters into fixed based contracts in its financial borrowings. The effective interest rate which are calculated from different types of currencies, as of June 30, 2003 is as follows :

Fixed rate bank loans	1%-18%,
Floating rate bank loans	1% - 20%, Libor 6 months + 0.5% - Libor + 3.75%
Fixed leasing	8%-11%

Foreign exchange risk

The Group's operations are predominantly performed in countries where the economy experiences high and variable levels of inflation. The currency is also subject to continuous devaluation against the USD.

Russian, Kazakhstan, Kyrgyzstan, Azerbaijan, Ukraine and Romanian Currency Exchange and Controls

Foreign currencies, in particular the U.S. Dollar, play a significant role in the economies of Russia, Kazakhstan, Romania and Ukraine. The significant part of cash outflows related to financing activities as well as accounts payable balances are hard currency denominated, while cash inflows are primarily denominated in national currencies. Consequently, any significant decrease in the national currencies to U.S. Dollars exchange rate may have a negative effect on the subsidiaries' financial position and results of their operations.

The subsidiaries generally do not hedge their foreign currency risks. The governments of these countries have established strict currency controls, which place restrictions on the conversion of national currencies into hard currencies and establish requirements for conversion of hard currency sales to national currencies.

Liquidity risk

Liquidity risk arises from the possibility that customers may not be able to settle obligations to foreign subsidiaries within the normal terms of trade. To manage this risk the Company periodically assesses the financial viability of customers. Liquidity risk arises from the possibility that a market for derivatives may not exist in some circumstances.

Market risk

Market risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices. The Group manages market risk through periodic estimation of potential losses that could arise from adverse changes in market conditions.

(Currency – In millions of TL in equivalent purchasing power at June 30, 2003, thousands of USD, unless otherwise indicated)

16. FINANCIAL INSTRUMENTS (continued)

Cash flow risk

Cash flow risk is the risk that future cash flows associated with monetary financial instruments will fluctuate in amount.

Cash flow requirements are monitored on a regular basis and management ensures that sufficient funds are available to meet any commitments as they arise. The management of the Group believes that any possible fluctuations of future cash flows associated with a monetary financial instruments will not have material impact on the Group's operations.

Fair Values

The fair values of trade receivables and other current assets (net of provision) and trade and other payables are estimated to approximate carrying value due to their short-term nature.

Except for Alternatifbank shares, which are listed on Istanbul Stock Exchange, investments are carried at cost, since they do not have quoted market prices and other methods of reasonably estimating fair value are inappropriate or unworkable. Market value of Alternatifbank shares is TL8,640 billion as of June 30, 2003.

The fair values of short-term and long-term leasing obligations approximate their carrying values since they are denominated in foreign currencies and revalued at year-end exchange rates.

The fair value of bank borrowings are considered to state their respective carrying values, since the initial rate applied to bank borrowings are updated periodically by the lender to reflect active market price quotations.

17. SUBSEQUENT EVENTS

Share Capital Increase

The Company's historic share capital increased by TL 62,709,343 from TL 50,167,475 to TL 112,876,818, through issue of bonus shares.

Acquisition of A.D. Pivara Pancevo

EBI acquired the majority shares of A.D. Pivara Pancevo ("Pancevo") (63%-effectively 54% of the Group) in Serbia, located on Belgrade through a cash contribution to the capital increase.

Acquisition of Open Joint Stock Company "Amstar"

In August 2003, Efes Moscow acquired 100% of the Open Joint Stock Company "Amstar" ("Amstar") located in Ufa, in the Urals region of Russia of which 30% was met by cash. For the remaining 70% of Amstar interest, shares of Efes Moscow will be issued which, on a fully diluted basis, represents circa 12% of the Efes Moscow share capital after the issuance of such shares.

Acquisition of Efes Moscow shares

In July 2003, EBI signed an agreement related with the acquisition of 6.5% of Efes Moscow shares from its minority shareholders.

(Currency – In millions of TL in equivalent purchasing power at June 30, 2003, thousands of USD, unless otherwise indicated)

17. SUBSEQUENT EVENTS (continued)

Long-term loan agreement

EBI signed a loan agreement with Black Sea Trade and Development Bank for an amount not to exceed TL 28,434,340 on August 20, 2003. The loan shall be repaid in eight equal semi-annual installments commencing 18 months from the date of first disbursement. As of the date of the report EBI has not submitted a request for disbursement.

Efes Moscow signed a loan agreement with EBRD for an amount not to exceed TL 35,542,925 on July 24, 2003. The loan shall be repaid in eight equal semi-annual installments commencing 18 months from the date of first disbursement. As of the date of the report Efes Moscow has not submitted a request for disbursement.

18. WRITE DOWN OF INVENTORIES

During six month ended, June 30, 2003, TL 790,475 of loss from write-down of inventories was recognized in the income statement.

19. DOUBTFUL RECEIVABLES

Provision for doubtful receivables, recognized as loss during the six-month period ended June 30, 2003 is TL 987,397.

20. SUPPLEMANTARY SALES INFORMATION

As of June 30, 2003 and June 30, 2002 the amount of total sales tax accrued over sales by the Company is TL111,851,433 and TL 86,794,206, respectively.

21. SEGMENTAL INFORMATION

Geographical and business segments: For management purposes, the Group is organized into two major geographical areas. These areas are the basis upon which the group reports its primary segment information. Business segment is presented as secondary segment.

Geographical Segments

Information per geographical segments for the six-month period ended June 30, 2003 and 2002 are as follows:

	June 30, 2003			
	Domestic	Foreign	Elimination	Consolidated
Revenues				
External Sales	298,320,044	188,587,270	-	486,907,314
Inter-segment Sales	1,064,861	-	(1,064,861)	-
Total Revenues	299,384,905	188,587,270	(1,064,861)	486,907,314
Segment Result	180,537,291	89,359,913		269,897,204

(Currency – In millions of TL in equivalent purchasing power at June 30, 2003, thousands of USD, unless otherwise indicated)

21. SEGMENTAL INFORMATION (continued)

	June 30, 2002			
	Domestic	**Foreign**	**Elimination**	**Consolidated**
Revenues				
External Sales	285,725,587	183,989,912	-	469,715,499
Inter-segment Sales	2,025,307	-	(2,025,307)	-
Total Revenues	287,750,894	183,989,912	(2,025,307)	469,715,499
Segment Result	163,592,447	79,417,335	(37,474)	242,972,308

Business Segments

	Sales revenue by business segments	
	June 30, 2003	June 30, 2002
Beer	**459,296,148**	431,733,582
Soft drinks	**27,611,166**	37,981,917
Total	**486,907,314**	469,715,499